SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

ARKSON NUTRACEUTICALS CORP.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 PER SHARE

(Title of Class of Securities)

041298 30 8

(CUSIP Number)

C/O First Surgical Partners, L.L.C.
411 First Street, Bellaire, Texas 77401

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2010

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1of 6 Pages)

CUSIP No. 041298 30 8	13D	Page 3 of 8 Pages
1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Dr. Jacob Varon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	7	SOLE VOTING POWER 6,921,577 (1)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,921,577 (1)
PERSON WITH	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,921,577 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.30% (2)
14	TYPE OF REPORTING PERSON* IN

(1) Includes all shares of common stock that the Reporting Person beneficially owns as of the date of the event which requires filing of this Schedule 13D.  On December 31, 2010, the Issuer and First Surgical Texas, Inc. closed a contribution whereby the Issuer issued 39,964,346 shares of common stock.  In connection therewith, the Reporting Person received 6,921,577 shares of common stock.
(2) Percentage of class calculated based on an aggregate of 40,000,005 shares issued and outstanding, after giving effect to the transactions described in Item 4 of this Schedule 13D, as reported in the Issuer’s Current Report on Form 8-K, dated December 31, 2010 and filed with the Securities and Exchange Commission (“SEC”) on December 31, 2010.

Item 1.  Security and Issuer.
This Schedule 13D relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Arkson Nutraceuticals Corp., a Delaware Corporation (the “Issuer”).  The Issuer’s principal executive offices are located at c/o First Surgical Partners, L.L.C., 411 First Street, Bellaire, Texas 77401.

Item 2. Identity and Background.

This statement is being filed by and on behalf of Jacob Varon (the “Reporting Person”).

The address of the principal office of the Reporting Person is c/o First Surgical Partners, L.L.C., 411 First Street, Bellaire, Texas 77401.

The Reporting Person serves as Chairman of the Board of Directors of the Issuer which is principally involved in the ambulatory surgery center segment of the healthcare industry.

The Reporting Person  is a citizen of the United States.

During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On December 31, 2010, the Issuer consummated its acquisition of First Surgical Texas, Inc. (f/k/a Piper Acquisition III, Inc.), a Nevada corporation (“First Surgical Texas”), pursuant to that certain Contribution Agreement, dated November 4, 2010, (the “Contribution Agreement”), by and among the Issuer, the shareholders of First Surgical Texas and First Surgical Texas. In accordance with the Contribution Agreement, First Surgical Texas became the Issuer’s wholly-owned subsidiary (the “First Surgical Texas Acquisition”). At the closing of the First Surgical Texas Acquisition, the shareholders of First Surgical Texas exchanged all of the First Surgical Texas shares for an aggregate of 39,964,346 shares of the Issuer’s common stock (the “Issuer Shares”).

Prior to the First Surgical Texas Acquisition, the Reporting Person held First Surgical Texas Shares. These shares were converted into an aggregate of 6,921,577 Issuer Shares at the closing of the First Surgical Texas Acquisition.

The foregoing description of the terms of the Contribution Agreement is qualified in its entirety by reference to the copy of the Contribution Agreement filed as an exhibit to the Form 8-K Current Report filed with the Securities and Exchange Commission on January 6, 2011.

The Reporting Person did not acquire beneficial ownership of the shares of common stock with borrowed funds.

Item 4. Purpose of Transaction.

The Reporting Person has acquired the securities of the Issuer for investment purposes, and such purchases have been made in the Reporting Person’s ordinary course of business.

Item 5.  Interest in Securities of the Issuer.

As of December 31, 2010, the Reporting Person directly beneficially owned 6,921,577 or 17.30% of Issuer’s common stock.

Except as described in this Schedule 13D, the Reporting Person has not effectuated any other transactions involving the securities in the last 60 days.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

Exhibit No.	Description of Exhibit
1
Contribution Agreement, November 4, 2010, by and between Arkson Nutraceuticals, Inc., Jacob Roff, First Surgical Texas, Inc. (f/k/a Piper Acquisition III, Inc.) (“First Surgical Texas”), and each of the shareholders of First Surgical Texas. (Incorporated by reference to the Form 8-K Current Report of the Securities and Exchange Commission on November 9, 2010)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

February 7, 2011	By:	/s/ Jacob Varon
Jacob Varon